EX 99.28(p)(11)
CHICAGO EQUITY PARTNERS, LLC

CODE OF ETHICS

April 2014

I.	GENERAL

This code of ethics (“Code”) is being adopted by the Firm in compliance with the requirements of Sections 204A and 206 and Rule 204A and Rule 204-2 to carry out the purposes and objectives of those provisions.  Section 204A requires the establishment and enforcement of policies and procedures reasonably designed to prevent the misuse of material, non-public information by investment advisers.  Rule 204A-1 requires investment advisers registered under the Advisers Act to establish, maintain, and enforce a written code of ethics.  Rule 204-2 imposes record keeping requirements on personal securities transactions of certain employees.

Section 206, the broad anti-fraud provision of the Advisers Act, makes it unlawful for certain persons, including the Firm:

1.	To employ a device, scheme, or artifice to defraud any client or prospective client managed by the Firm;

2.	To engage in any transaction, practice, or course of business which operates or would operate as a fraud or deceit upon any client or prospective client;

3.	Acting as principal for its own account, knowingly to sell any security to or purchase any security from a client, or acting as broker for a person other than such client, knowingly to effect any sale or purchase of any security for the account of such client, without disclosing to such client in writing before the completion of such transactions the capacity in which it is acting and obtaining the consent of the client to such transaction; or

4.	To engage in any act, practice, or course of business which is fraudulent, deceptive, or manipulative.

In addition, Rule 206(4)-8 prohibits an investment adviser from making fraudulent, deceptive, manipulative, or misleading statements or omissions to an investor or prospective investor.

This Code contains provisions reasonably necessary to prevent persons from engaging in acts in violation of the above standard and procedures reasonably necessary to prevent violations of the Code.  The Firm is committed to fostering a culture of compliance, and requires all persons subject to this Code to comply with both the substance and the spirit of this Code.  Therefore, any attempt to circumvent the policies and procedures described in this Code or otherwise to do indirectly that which may be prohibited directly by this Code will not be tolerated.

This Code is based upon the principle that all partners, managing directors, directors, and employees of the Firm owe a fiduciary duty to, among others, the clients of the Firm to conduct their affairs, including their personal investment transactions, in such manner to avoid (i) serving their own personal interests ahead of clients; (ii) taking inappropriate advantage of their position with the Firm; and (iii) any actual or potential conflicts of interest or any abuse of their position of trust and responsibility.  This fiduciary duty includes the duty of all employees of the Firm to report all suspected violations of the Code to the Chief Compliance Officer. Accordingly, this Code applies to all employees, regardless of their position at the Firm.

Employees who witness a violation or suspect a violation of any provision of this Code and Compliance Manual or of applicable law should promptly notify the Compliance Department.  It is the Firm’s general policy that employees who report violations to Firm management in good faith will not be subject to sanction by the Firm. (See also XIX. G. of the Procedures, “Reporting of Compliance Manual Violations”.)

This Code should be read and understood in conjunction with the Procedures.  Any questions regarding the Firm’s policies and procedures should be referred to the Compliance Department.

II.	FIDUCIARY DUTY - STATEMENT OF POLICY

A.	GENERAL

By law, the Firm is a fiduciary of its clients and owes each client an affirmative duty of good faith and full and fair disclosure of all material facts.  This duty is particularly pertinent whenever an investment adviser is in a situation involving an actual or potential conflict of interest.  The Firm and all employees must affirmatively exercise authority and responsibility for the benefit of clients, and may not participate in any activities that may conflict with the interests of clients except in accordance with this Code.  In addition, the Firm and its employees must avoid activities, interests, and relationships that might interfere or appear to interfere with making decisions in the best interests of the Firm’s clients.  Accordingly, at all times, all employees must conduct the Firm’s business with the following precepts in mind:

1.	Place the interests of clients first. The Firm may not cause a client to take action, or not to take action, for the Firm’s personal benefit rather than the benefit of the client. For example, causing a client to purchase a security or investment owned by an employee for the purpose of increasing the price of that investment would be a violation of this Code. Similarly, an employee investing for him or herself in a security of limited availability that was appropriate for a client without first considering that investment for such client may violate this Code.

2.	Avoid taking inappropriate advantage of the Firm’s position. The receipt of investment opportunities, perquisites, or gifts from persons seeking business with the Firm could call into question the exercise of its independent judgment. Accordingly, employees may accept such items only in accordance with the limitations in this Code.

3.	Conduct all personal securities transactions in compliance with this Code. This includes all pre-clearance and reporting requirements and procedures regarding inside information and personal trading. While the Firm encourages employees and their families to develop personal investment programs, employees must not take any action that could result in even the appearance of impropriety.

4.	Keep information confidential. Information concerning client transactions or holdings may be material non-public or proprietary information and employees may not use knowledge of any such information to profit from the market effect of those transactions.

5.	Do not create or spread rumors. The Firm strictly prohibits the use or misuse of false rumors. Employees should be aware that all Firm e-mails may be monitored for inappropriate or illegal communications, including the creation or dissemination of false market or investment-related rumors, and other forms of communication or action that would reasonably have the effect of manipulating the markets.

6.	Comply with the federal securities law and all other laws and rules applicable to the Firm’s business. Employees should make it their business to know what is required of the Firm as an investment adviser, and of the employee, and integrate compliance into the performance of all his or her duties.

7.	Seek advice when in doubt about the propriety of any action or situation. Any questions concerning this Code should be addressed to the Chief Compliance Officer, who may consult with outside counsel, auditors, consultants, or other professionals, as necessary.

8.	Establish procedures. Establish procedures for employees to follow in order to comply with the fiduciary and ethical principles espoused in this Code.

9.	Protect the reputation of the Firm. The Firm’s reputation among clients and in the investment community is of paramount importance to senior management.

This Code is designed to implement these general fiduciary principles in the context of specific situations.

B.	FRONT-RUNNING AND RELATED IMPROPER TRADING PRACTICES

Certain improper trading practices may implicate the Firm’s fiduciary duties, including practices that involve the misappropriation of confidential information deemed to properly belong to a client (which may include trading decisions to be made for a client’s account).  Two such examples of improper trading conduct are “front-running” and “scalping”.  Front-running is an employee making a personal trade shortly before the Firm’s transaction for its clients with the expectation that such a trade will capitalize on the market effect of the Firm’s trading.  Scalping is an employee selling an investment position immediately after the Firm buys the position for its clients with the expectation that such a trade will capitalize on the market effect of the Firm’s trading.  Such personal transactions could potentially increase the cost, or decrease the selling price, of the position to the Firm’s clients, and may disadvantage those clients.

Given the quantitative and systematic nature of the Firm’s investment approaches and strategies and the Firm’s emphasis on diversified portfolios that  track broad based equity and fixed income benchmarks, the Firm believes it will be difficult, for an employee to intentionally or knowingly engage in front-running or scalping of the Firm’s orders for its clients.  Nonetheless, it is the Firm’s policy that no Firm employee may purchase or sell a security or other instrument, or engage in any short sale of a security or other instrument, in a personal account if at the time of the transaction the employee has actual knowledge that the same security or instrument is being purchased or sold by the Firm, or is being considered for purchase or sale by the Firm, and the employee knows, or reasonably should know, that his or her transaction would have the effect of materially disadvantaging a Firm-advised account, based on a totality of the circumstances.  The Firm and its employees should not engage in any activity that could, under any circumstances, be viewed as front-running or scalping.  As a consequence, any employee who becomes aware of an instance of actual or potential front-running or scalping must bring such event to immediate attention of the Chief Compliance Officer.

III.	INSIDER TRADING - STATEMENT OF POLICY

The Firm’s policy is to allow employees and their family members to maintain a personal investment program if they so choose (subject to full compliance with this Code).  Given the Firm’s investment processes for equity and fixed income portfolios, which rely solely on publicly available information, the Firm expects that it or its employees will rarely, if ever, come into possession of “inside information” regarding a specific company.  To date, the Firm has not had access to such information and does not expect to have such access in the future.  Nonetheless, as required by the

Advisers Act and other federal securities laws, the Firm forbids any officer, director, or employee from trading, either personally or on behalf of others, including accounts managed by the Firm for its clients or Firm Related Accounts, on material nonpublic information or communicating material nonpublic information to others in violation of the law. This conduct is frequently referred to as “insider trading”.  The Firm’s policy applies to every person employed by the Firm and extends to activities within and outside their duties at the Firm.

The term “insider trading” is not defined in the federal securities laws, but generally is used to refer to the use of material nonpublic information to trade in securities (whether or not one is an “insider”) or to communications of material nonpublic information to others.

While the law concerning insider trading is not static, it is generally understood that the law prohibits:

1.	Trading by an insider, while in possession of material nonpublic information;

2.	Trading by a non-insider, while in possession of material nonpublic information, where the information either was disclosed to the non-insider in violation of an insider’s duty to keep it confidential or was misappropriated; or

3.	Communicating material nonpublic information to others.

The concept of “insider” is broad. It includes officers, directors, and employees of a company.  In addition, a person can be a “temporary insider” if he or she enters into a special confidential relationship in the conduct of a company’s affairs and as a result is given access to information solely for the company’s purposes.  A temporary insider can include, among others, a company’s attorneys, accountants, consultants, bank lending officers, and the employees of such organizations.  In addition, the Firm may become a temporary insider of a company it advises or for which it performs other services, if any.  For that to occur the company must expect the Firm to keep the disclosed nonpublic information confidential and the relationship must at least imply such a duty before the Firm will be considered an insider.

Trading on inside information is not a basis for liability unless the information is material.  “Material information” generally is defined as information for which there is a substantial likelihood that a reasonable investor would consider it important in making his or her investment decisions, or information that is reasonably certain to have a substantial effect on the price of a company’s securities.  Information that officers, directors, and employees should consider material includes, but is not limited to: dividend changes, earnings estimates, changes in previously released earnings estimates, significant merger or acquisition proposals or agreements, major litigation, liquidation problems, change in auditor, and extraordinary management developments.

Information is nonpublic until it has been effectively communicated to the marketplace. One must be able to point to some fact to show that the information is generally public.  For example, information found in a report filed with the SEC, or appearing in Dow Jones, Bloomberg, The Wall Street Journal, or other publications in general circulation would be considered public.

Before an employee trades for him or herself or others in the securities or related instruments of a company about which the employee may have potential insider information (whether obtained at work or outside work), the employee must ask him or herself the following questions:

1.	“Is the information material? Is this information that an investor would consider important in making his or her investment decisions? Is this information that would substantially affect the market price of the securities if generally disclosed? Would I consider transacting in this security if I lacked this information?”

2.	“Is the information nonpublic? To whom has this information been provided? Has the information been effectively communicated to the marketplace?”

If, after consideration of the above, in the unlikely event the employee believes that the information is material and nonpublic, or if the employee has questions as to whether the information is material and nonpublic, the employee should take the following steps:

1.	Report the matter immediately to the Compliance Department, which will review the matter for possible inclusion of the company on the Firm’s Restricted Trading List.

2.	The employee should not purchase or sell the securities or related instruments on behalf of him or herself or others, or cause the Firm to purchase or sell the securities or related instruments for a Firm client or Firm Related Account.

3.	Do not communicate the information inside or outside the Firm, other than to the Compliance Department.

4.	After the Compliance Department has reviewed the issue, the employee will be instructed to continue the prohibitions against trading and communication, or the employee will be allowed to trade and communicate the information.

The determination of whether information is inside information will be within the sole purview of the Chief Compliance Officer, who may consult with the President, relevant Portfolio Managers, and/or outside counsel, if necessary.  Information in the employee’s possession that he or she identifies as material and nonpublic may not be communicated to anyone, including persons within the Firm, except as provided above.  In addition, care should be taken so that such information is secure.  For example, files containing material nonpublic information should be sealed; access to computer files containing material nonpublic information should be restricted.

The role of the Compliance Department is critical to the implementation and maintenance of the Firm’s policies and procedures against insider trading.  The Firm’s supervisory procedures are reasonably designed to prevent and detect insider trading.

IV.	EMPLOYEE PERSONAL TRADING PROCEDURES

Rule 204A-1 requires investment advisers to receive and review securities trading activity reports only of the firm’s “access persons” (generally, portfolio managers and others with access to client portfolio information).  However, as a best practice, the Firm has determined to require all Firm employees to comply with the trading activity reporting requirements described below, regardless of their position at the Firm.  Moreover, the Firm will apply these reporting requirements not just to an employee’s transactions in “securities”, but to a broader universe of investment instruments that the Firm may trade.

The Firm’s employee personal trading procedures are outlined in this Section IV.  These procedures are being enacted as required by the rules so that the Firm may ensure that the securities laws are followed and the Firm fulfills its fiduciary duties to its clients.  Employee trading reports submitted to the Compliance Department pursuant to this Code shall be confidential and shall be provided only to the officers and directors of the Firm, the Firm’s counsel, or regulatory authorities upon appropriate request.  Employees who fail to timely submit the required reports may be subject to sanction or dismissal by the Firm.

A.	DEFINITIONS

As used in this Section IV. of this Code, the following terms have the following definitions:

1.	“Beneficial Ownership” generally speaking, encompasses those situations where the beneficial owner has the right to enjoy some economic benefit from the ownership of the security or other instrument, or has direct or indirect control or power to make investment decisions over the security or other instrument. A Person is normally regarded as the beneficial owner of investments held in the name of his or her spouse, live-in companion, minor children and other relatives living in his or her household, or other Persons dependent on the Person for support.

2.	“Control” means the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. Any Person who owns beneficially, either directly or through one or more controlled companies, more than 25% of the voting securities of a company shall be presumed to Control such company. Any Person who does not so own more than 25% of the voting securities of any company shall be presumed not to Control such company. A natural person shall be presumed not to be a controlled Person.

3.	“Investment” means any: (i) security, including without limitation, common stock, debt security, option, convertible security, warrant, or exchange-traded fund (ETF), whether or not traded on an organized exchange or over-the-counter; (ii) commodity interest in any financial instrument, foreign currency, or physical commodity of any kind, including but not limited to, futures contract, options on futures contract, security futures contract, spot (cash) contract, or forward contract; (iii) derivative contract on any underlying instrument whatsoever, including but not limited to, swaps and hybrid contracts; and (iv) shares or interests in a privately offered fund, including but not limited to, hedge fund, private equity fund, venture capital fund, real estate fund, or commodity pool.

4.	“Person” means any natural person (individual) or a company or other entity.

5.	“Personal Account” means a brokerage, bank, or other account for holding and investing in Reportable Investments, in which the employee has Beneficial Ownership, in whole or in part. Personal Accounts also are deemed to include issuers in the case of private Reportable Investments or any other location where evidence of Reportable Investments may be held (such as safety deposit boxes or safes containing stock certificates).

6.	“Pre-Clearance Securities” means: (i) publicly traded equity securities; (ii) corporate and municipal bonds

7.	“Reportable Investment” shall mean each Investment but shall not include: (i) securities issued by federal agencies and which are direct obligations of the United States (such as Treasury bonds and agency securities); (ii) bankers’ acceptances; (iii) bank certificates of deposit (CDs); (iv) commercial paper and high quality short-term debt instruments, including repurchase agreements; (v) money market funds; (vi) shares of registered open-end investment companies (mutual funds, including ETF’s); and (vii) unit investment trusts that are invested exclusively in open-end investment companies (mutual funds).

8.	“Restricted Trading List” shall mean a list maintained by the Compliance Department in which trading for the account of any Firm client, Firm Related Account, or Firm employee is prohibited with respect to a company in any securities or instruments issued by or with respect to the company (including derivatives on or related to the company or its securities). Securities or other instruments of companies on the Restricted Trading List shall include securities or instruments for which the Firm and its personnel have inside information. A company will be removed from the Restricted Trading List only after the Chief Compliance Officer determines that restricted status no longer is necessary.

The Compliance Department relying on advice and counsel of the Chief Investment Officers for Equities and Fixed Income and the Managing Director of Research and Trading, will be the final arbiter regarding the application of these definitions to particular situations, including whether an employee is deemed to be the Beneficial Owner or Controller of an account, or whether an Investment is deemed to be a Reportable Investment for purposes of this Code.

B.	PROHIBITED ACTIVITIES

No employee of the Firm shall:

1.	Engage in any act, practice or course of conduct which would violate the provisions of Section 206 and as described in this Code;

2.	Disclose to other Persons outside of the Firm the investment activities engaged in or contemplated for the various portfolios of the Firm;

3.	Purchase any Pre-Clearance Securities for any Personal Account without prior approval of the Compliance Department;

4.	Purchase or otherwise trade in securities or other instruments related to companies on the Restricted Trading List (including derivatives) for any Personal Account;

5.	Serve on the board of directors of any publicly traded company or privately held company without prior authorization of the Chief Compliance Officer, in consultation with the President. Any such authorization shall be based upon a determination that the board service would be consistent with the interests of the Firm’s clients and investors. Authorization for board service will normally require that the Firm and its employees not hold or purchase any securities of the company on whose board the employee sits (or only do so pursuant to a pre-approved investment plan); or

6.	Engage in short-term trading (generally, opening and closing a position within a 6 month period) in any Personal Account in securities of a public company in which the employee is an officer, director, or the owner of 10% or more of a class of securities, which is prohibited by law. Although short-term trading activity by employees of the

Firm who are not officers, directors, or 10% holders of public companies is not prohibited by law, employees may not profit from the purchase and sale, or sale and purchase, of the same securities within a period of 60 calendar days. This prohibition includes any derivative or market equivalent of the security. Profits recognized on short-term trades (i.e., trades made within a 60 day period) will be required to be disgorged to a charity. This requirement does not apply to exchange traded funds or mutual funds.

Exceptions:  The Firm’s management, upon the advice of the Chief Compliance Officer, may allow exceptions to the prohibited activities enumerated above in Sections IV.B.(3) through (6), “Prohibited Activities“, on a case-by-case basis when the abusive practices that the policy is designed to prevent, such as insider trading, front-running, or conflicts of interest, in the good faith and reasonable determination of the Firm, are not present and the equity of the situation strongly supports an exemption.  Such exceptions potentially may include allowing an employee to buy or sell a security that is on the Restricted Trading List.

C.	PRE-CLEARANCE OF PERSONAL TRADES

Rule 204A-1 requires pre-clearance of certain types of securities transactions for Personal Accounts.  Accordingly, all employees shall receive prior written approval from the Compliance Department before purchasing or selling Pre-Clearance Securities, as defined in Section IV.A., “Definitions“, for any Personal Account.  Requests for pre-clearance shall be made on a Securities Pre-Clearance Report in the form attached as EXHIBIT C, or other form directed by the Compliance Department, and delivered to the Compliance Department.

D.	PRE-CLEARANCE PROCEDURES

•	All purchases and sales of individual securities, including put and call transactions, must be precleared by two of the following employees: the Chief Compliance Officer, a Managing Director of the Equity Research unit or the Head Equity Trader.
•	Pre-clearance is effective only for the day it is granted. Employees must complete their trade within the same day of receiving pre‑clearance.
•	Original Pre‑clearance forms are retained by the Compliance Department.
•	Employees cannot personally trade in securities that are listed in the rebalancing list or inter-meeting trade authorizations developed by the Equity Research unit for a period of 15 calendar days from the date of the rebalancing meeting or intermeeting trade. Such rebalancing list is maintained by the Equity Trading desk.
•	Pre-clearance is not required for exchange traded funds, stock index futures (i.e., the S&P 500) or mutual funds not advised or sub-advised by the firm.
•	Pre-clearance is not required for spousal trades in which the Covered Person does not have a direct or indirect beneficial interest

PROHIBITED TRANSACTIONS

•	Employees subject to these guidelines are prohibited from acquiring securities through an initial public offering.
•	Employees may not acquire securities through private placements.
•	The provisions of the personal trading guidelines apply to transactions in corporate and municipal bonds.
•	Employees may not engage in market timing transactions in mutual funds advised or sub-advised by Chicago Equity Partners. In order to control the potential for market timing, Employees investing in such funds must hold the shares of these funds for at least 30 calendar days. Additionally, in order to monitor transactions in such funds, employees investing these funds must supply copies of their purchase and sale confirms to the Compliance Department.

E.	EXEMPTED TRANSACTIONS

The prohibitions of Sections IV.B.(3) through (6), “Prohibited Activities”, shall not apply to:

1.	Purchases or sales which are non-volitional on the part of the employee (such as where a company automatically issues new securities to existing holders as a result of a corporate merger);

2.	Purchases which are part of an automatic reinvestment plan; and

3.	Transactions in an account over which the employee has no direct or indirect influence or control, such as accounts managed by other advisers on a discretionary basis.

F.	RESTRICTED TRADING LIST

1.	General. The Restricted Trading List will be available from the firm’s Compliance Department. Given the Firm’s quantitative and systematic investment strategies, it is not anticipated that many, if any, companies will need to be included in the Restricted Trading List. Nonetheless, this shall not relieve any employee of the requirement that he or she confirm, before making a personal investment, whether or not the investee company is included on the Restricted Trading List.

2.	Scope of Prohibited Trading. In the unlikely event that a company is included on the Restricted Trading List, all securities issued by the company (including common stock, debt, or convertible securities) or any derivatives related to the company or its securities (such as options, total return swaps, or credit default swaps) generally will not be tradable by the Firm for any client or Firm Related Account or by any employee in any Personal Account until the company is removed from the Restricted Trading List. This restriction does not extend to stock indices, futures indices, or index ETFs of which the company is a component, unless the Compliance Department notifies employees to the contrary on the Restricted Trading List or by other means. In addition, inadvertent purchases or sales by the Firm or an employee of instruments that are on the Restricted Trading List may be permitted by the Compliance Department, if the transaction does not give rise to insider trading, front-running, or other market abuse concerns, as determined by the Compliance Department, provided that the Compliance Department is promptly notified of such transaction or intended transaction.

G.	DISCLOSURE OF EMPLOYEE PERSONAL HOLDINGS

All new employees shall disclose to the Compliance Department all personal holdings of Reportable Investments in any Personal Account within such period of time prescribed by the Compliance Department generally within 10 days after becoming an employee of the Firm.  The information must be current as of a date generally no more than 45 days prior to the date the report was submitted.

Thereafter, all employees must disclose all personal holdings of Reportable Investments in any Personal Account on an annual basis as of December 31 and the information must be current as of a date generally no more than 45 days prior to the date the report was submitted.  Reports must be received by the Compliance department no later than January 30th.  All employees will be required to submit their disclosure of personal holdings even if they do not hold any Reportable Investments.

Personal holdings reports shall be made on an Investment Holdings Report as distributed by the Compliance Department, containing the following information:

1.	The title and type of security or other instrument and, as applicable, the exchange ticker symbol or CUSIP number, number of shares, and the principal amount of each security involved;

2.	The name of the broker, dealer or bank with which the employee maintains an account in which the security or other instrument is held; and

3.	The date the report was submitted.

H.	EMPLOYEE QUARTERLY TRANSACTION REPORTS

All employees shall submit to the Compliance Department quarterly transactions reports, generally no later than 30 days after the end of each calendar quarter, which must cover at a minimum, all transactions in Reportable Investments in any Personal Account made during the quarter.  All employees shall be required to submit a report for all periods, including those periods in which no Reportable Investment transactions were made.

Transaction reports shall be made on an Investment Transaction Report as distributed by the Compliance Department, containing the following information:

1.	The date of the transaction, the title and, as applicable, the exchange ticker symbol or CUSIP number, the number of shares, the principal amount of each security involved, or other material information;

2.	The nature of the transaction (i.e., purchase, sale, or any other type of acquisition or disposition);

3.	The price at which the transaction was effected;

4.	The name of the broker, dealer, or bank with or through whom the transaction was effected; and

5.	The date the report was submitted.

Duplicate copies of monthly brokerage statements for all Personal Accounts may be submitted to the Compliance Department in lieu of the Investment Transaction Report to fulfill the reporting requirement, provided that such statements include all of the employee’s Reportable Investments for the reported period.  An employee may submit both monthly brokerage statements and the Investment Transaction Report to satisfy his or her periodic transaction reporting requirements.

I.	COMPLIANCE REVIEW

The Compliance Department will review personal trading in employee Personal Accounts generally on a quarterly basis or as it otherwise determines appropriate under the circumstances; the Compliance Department is also authorized to modify the requirements for compliance with this program accordingly.  Because the Firm expects to encounter insider trading issues rarely if at all (and so does not expect to maintain an active Restricted Trading List), as a practical matter, the Compliance Department’s review will be limited to a review for possible front running or scalping in employee accounts or other similar improper trading practices.  The Compliance Department will maintain an employee trading transaction control log and will compare employee trade confirmations to the control log to ensure compliance with these personal trading guidelines.  The Compliance Department will also spot check on at least a quarterly basis employee brokerage account statements to detect any irregularities.

On an annual basis, the Compliance Department will evaluate its employee trade review practices to confirm that its policies and procedures continue to be reasonably designed to detect and prevent instances of improper trading practices, including front running.  This review may be done as part of the Chief Compliance Officer’s annual report to management (see Section XIX H., “Annual Review of Compliance Manual“).

V.	CONFLICTS OF INTEREST

Every employee shall notify the Chief Compliance Officer of any business, family, or personal relationship or dealing with a client, service provider, or any other person that may present the employee or the Firm with an actual or potential material conflict of interest, on forms prescribed by the Compliance Department.  The Compliance Department will maintain records of any conflicts of interest reported by employees or that are otherwise applicable to the Firm as determined by Firm management.  The Compliance Department will review on an annual basis any previously reported conflicts of interest to confirm the Firm’s and its employees’ personal conflicts continue to be consistent with the Firm’s business activities and fiduciary duties. This review may be done as part of the Chief Compliance Officer’s annual report to management (see Section XIX H., “Annual Review of Compliance Manual”).  The Compliance Department periodically may require all employees, or certain employees, to provide updated information regarding their personal conflicts of interest.

VI.	CONFIDENTIALITY

The Firm generates, maintains, and possesses proprietary and/or confidential information, including trade secrets, and such information must be held strictly confidential by its employees. This information includes, but is not limited to: business and strategic plans; financial and accounting information, and tax returns; policies and procedures; employee information; Fund offering materials and governing documents; client and investor lists and information about the Firm’s clients and investors generally; investment positions; research analyses and trading strategies; client and investor-related documents including due diligence questionnaires and client performance; internal communications; legal advice; and computer source and access codes or programs. Employees may not use confidential or proprietary information for their own benefit or for the benefit of any party other than the Firm or its clients.  Confidential information that has been received from third-parties pursuant to confidentiality obligations must also be maintained as confidential in accordance with those obligations.  In addition, employees may not disclose confidential or proprietary information to anyone outside the Firm, except in connection with the business of the Firm and in a manner consistent with the Firm’s and its clients’ interests or as required by applicable law, regulation, or legal process after notice to the Chief Compliance Officer.  Failure to maintain the confidentiality of this information may have serious detrimental consequences for the Firm, its clients, and the employee who breached the confidence.

In order to safeguard the Firm’s confidential or proprietary information (as well as investor information), the Firm has adopted these confidentiality and related privacy policies and procedures (see Section XVIII. of the Procedures, “Privacy Policy”).  In addition, upon joining the Firm, each employee generally will be required to sign a written confidentiality and non-disclosure agreement with the Firm.  All originals and copies of Firm confidential or proprietary information are the sole and exclusive property of the Firm, except as provided in writing.

Moreover, to protect such information each employee is also expected to abide by the following:

1.	Never remove any confidential or proprietary information (in whatever form) from the Firm’s premises, unless necessary for business purposes (and, if so, the information must be kept in the possession of the employee or in a secure place at all times and returned promptly to the Firm’s premises or properly destroyed);

2.	Exercise caution in displaying documents or discussing information in public places such as in elevators, restaurants, or airplanes, or in the presence of outside vendors or others not employed by the Firm;

3.	Exercise caution when using e-mail, instant messaging, mobile telephones, facsimile machines, or messenger services;

4.	Never leave documents containing confidential or proprietary information in conference rooms, wastebaskets, or desks, or anywhere else where the information could be seen or retrieved;

5.	Never disclose computer or voicemail passwords or website access codes to anyone else, in or outside the Firm; and

6.	Never share confidential information with anyone at the Firm except on a need- to-know basis.

An employee’s restrictions on the use of confidential and proprietary information continue to be in effect after termination of his or her employment or association with the Firm, unless specific written permission is obtained from the Chief Compliance Officer.

VII.	GIFTS AND ENTERTAINMENT

The giving or receiving of gifts or other items of value to or from persons or entities doing business or seeking to do business with the Firm could call into question the independence of the Firm’s judgment as a fiduciary of its clients.

“Gifts” are defined to include any gift, gratuity, or item of value and includes the giving and receiving of gratuities, merchandise, and the enjoyment or use of property or facilities for weekends, vacations, trips, dinners, and the like, and may include transportation and lodging costs.  As used in this Code, the term “Business Contacts” means other investment advisers and asset managers; brokers and securities salespersons; law firms; accounting firms; suppliers and vendors; and any other individual or organization with whom the Firm has or  is  considering  a business or  other relationship, including members of the press and trade organizations.  For purposes of this Code, multiple individuals employed by the same entity shall be considered a single Business Contact.

Accordingly, it is the Firm’s policy to permit employees to give or receive Gifts, personally or on behalf of the Firm, only in accordance with the following limitations:

1.	The giving and receiving of any Gifts by any employee to or from any Business Contact with a value exceeding $250 must be must be approved in writing by a member of the Management Committee. In addition, gifts to or from a single Business Contact that exceed $500 per calendar year in the aggregate also need to be approved in writing by a member of the Management Committee, once that threshold is reached (e.g., 6 gifts of $100 each to or from one person, in a single calendar year). In general, the Management Committee will approve the giving or receipt of the proposed Gift, provided that it appears that the value of the item is consistent with customary business or personal relationships and is not likely to raise a conflict of interest or violate applicable law, or would be likely to influence decisions made by an employee with respect to the Firm’s investment decisions. All solicitation of Gifts is unprofessional and is strictly prohibited.

2.	The Compliance Department will review selected reports or other documentation regarding employee expense reimbursements, if any, generally annually to monitor compliance with this policy.

3.	The Management Committee may determine to require employees to report all Gifts and/or political contributions, even those less than the applicable de minimis threshold amount, upon notice to employees, or to change the dollar threshold at which Gift reports are required.

VIII.	POLITICAL CONTRIBUTIONS AND ACTIVITIES

Rule 206(4)-5 (the “Pay to Play” Rule), is meant to address perceived abuses by investment advisers and government officials involving “pay to play”, such as an investment adviser or its employees making campaign contributions to public pension plan officials in order to influence the officials to award the adviser new advisory business.

A.	RESTRICTED ACTIVITIES

The Pay to Play Rule prohibits or restricts an investment adviser and its covered associates from engaging in certain political activities directly or indirectly.  “Covered associates” include any partner, managing director or executive officer of the Firm, or any other persons of similar status or function, and any Firm employee who solicits a state or political subdivision of a state for the Firm and any person who directly or indirectly supervises such employee.  As a matter of policy, the Firm will apply the SEC’s pay to play restrictions to all employees, not just covered associates.  The Pay to Play Rule applies equally to investment advisers of government entities directly in Managed Accounts, and to advisers who manage Funds in which a government entity invests.

Political Contributions.  The Firm and its employees generally may not make Political Contributions to any person who is an incumbent, candidate, or successful candidate for elective office of a governmental entity if the office has direct or indirect responsibility for, or can influence the outcome of, the hiring of the Firm to manage the governmental entities’ investments, or has authority to appoint any person who has such responsibility or influence.  Firm employees are permitted to make certain de minimis Political Contributions, on a per-official, per-election basis, without violating the rule (up to $350 if the employee is entitled to vote for the official and $150 if the employee is not entitled to vote for the official).

For purposes of this policy, “Political Contributions” are defined broadly as any gift, subscription, loan, advance, or anything of value (including hosting fundraising events), to or for a federal, state, or local political official or candidate, political action committee, or political party.  However, the SEC does not consider a donation of time by an individual to be a Political Contribution, provided that the adviser has not solicited the individual’s efforts and the adviser’s resources, such as office space and telephones, are not used.  Charitable contributions made by a person to a tax-exempt organization are not considered to be Political Contributions.

1.	“Time Out” Rule. Political Contributions made by any employee in excess of the applicable $350/$150 de minimis amount described above (or by the Firm in any amount) will result in a 2-year “time out” period following the contribution date, during which time the Firm will not be permitted to receive compensation for providing advisory services to the government entity with respect to which the Political Contribution was made. Effectively, this means that the Firm will not be able to accept the government entity as a client or investor for 2 years, or in the event the entity is a current client or investor, the Firm would be required to end the advisory relationship with the entity (or else continue to manage the entity’s account without compensation for the 2 year period).

2.	Prohibition on “Bundling”. The Firm and its employees are prohibited from soliciting any person or political action committee to make Political Contributions, or bundling smaller contributions into one large Political Contribution, to (i) an official of a government entity to which the Firm already provides, or is seeking to provide, advisory services, or (ii) a political party of the state or locality where the Firm provides, or is seeking to provide, advisory services.

3.	Prohibition on Certain Payments to Solicitors. The Pay to Play Rule prohibits the Firm from paying third-party solicitors or placement agents to solicit a potential government client or investor on behalf of the Firm, unless the third-party is itself an SEC-registered investment adviser or registered broker-dealer subject to similar pay to play restrictions. However, as of the date of this Manual, the SEC has delayed the application of this prohibition pending further rulemaking by other relevant regulatory authorities. Accordingly, the Compliance Department should be consulted before the Firm wishes to engage a third-party solicitor to refer a prospective government client or investor to the Firm.

B.	COMPLIANCE APPROVAL

As a result of the above restrictions, no employee will be permitted to make, directly or indirectly, any Political Contributions to a government official or candidate in excess of the applicable $350 or $150 de minimis amount (or cause the Firm to make a Political Contribution in any amount), without the prior approval of the Compliance Department in writing.  If an employee wishes to make a Political Contribution in excess of these de minimis amounts, the employee should submit the request on forms prescribed by the Compliance Department.  The Compliance Department may approve the employee’s proposed Political Contribution if the relevant government entity is not a current client or investor, or is not likely to be a prospective client or investor, of the Firm.

In his discretion, the Chief Compliance Officer may determine to require employees to report all Political Contributions, even those less than the applicable de minimis threshold amount, upon notice to employees.

In addition, under the Pay to Play Rule, Political Contributions made by a person within 2 years prior to the date such person becomes a covered associate (or 6 months, in the case of a covered associate that does not solicit clients or investors) will trigger the rule’s prohibition on compensation payable by government entities to an investment adviser.  Accordingly, the Firm may require a new employee upon hiring to confirm in writing whether or not they have made any Political Contributions within the previous 2 year or 6 month period as applicable.

The Compliance Department will maintain records of all government entity clients or investors accepted by the Firm, the regulatory status of any solicitor or placement agent used in connection with such investment, and all permitted Political Contributions made by the Firm and its employees.

C.	STATE AND LOCAL LAWS

States, municipalities, and other local jurisdictions may have similar or different restrictions, including requirements to register as a “lobbyist” or “lobbying firm” if the adviser or an employee of the adviser markets to or accepts as an investor or Managed Account client, a government investment plan or other government entity subject to that state’s or other local jurisdiction’s laws.

As needed, the Compliance Department will determine whether the Firm would be required to comply with any state or local registration or disclosure requirements.  Accordingly, before soliciting a government entity to become a client or investor of the Firm, the responsible employee should notify the Compliance Department.

D.	FOREIGN CORRUPT PRACTICES ACT

The U.S. Foreign Corrupt Practices Act, and other international laws adopted in jurisdictions where Firm conducts business (the “Anti-Bribery Laws”), impose severe penalties in connection with the payment of any bribes, or other consideration of value, for the purpose of obtaining or retaining business. Violations of these laws will place Firm’s business reputation and business success in jeopardy and may subject Firm and the individuals involved to civil and/or criminal liability. All associates should contact the Compliance Department before making payment to any foreign official or a representative of a foreign official.

IX.	OUTSIDE BUSINESS ACTIVITIES

The Firm’s fiduciary duty to its clients dictates that the Firm and its employees devote their professional attention to client interests above their own and those of other organizations. Moreover, engaging in another business activity, particularly one that involves or is related to investing and trading, may present business or other conflicts with the Firm and its clients. Accordingly, employees may not engage in any outside business activities without the prior consent of the Chief Compliance Officer and the President, including but not limited to:

1.	Be engaged in any other business, whether or not related to investments and trading;

2.	Be employed or compensated by any other person for business-related activities of whatever kind or nature (other than infrequent or de minimis activities, e.g., being paid on a one-time basis to assist a neighbor paint her house, etc.) without the pre-approval of the Chief Compliance Officer;

3.	Serve as an employee of another organization;

4.	Serve as general partner, managing member, or in similar capacity with limited or general partnerships, limited liability companies, hedge funds, or other privately offered funds;

5.	Engage in personal investment transactions to an extent that such transactions divert attention from or impair the performance of duties in relation to the business of the Firm and its clients;

6.	Have any direct or indirect financial interest or investment in any broker-dealer, investment adviser, CTA, CPO, other current or prospective supplier of goods or services to the Firm from which the employee might benefit or appear to benefit materially; or

7.	Serve on the board of directors (or in any similar capacity) of another company, whether public or private, without the pre-approval of the Chief Compliance Officer.

While most outside business activities will not ordinarily present a concern to the Firm and will be allowed as a matter of course, employees are still required to report any and all outside business activities, so that the Firm can make this determination.  Routine charitable or volunteer work generally will not be required to be reported, unless it would present a material conflict of interest for the Firm.

Authorization for board service will normally require that the Firm not hold or purchase any securities of the company on whose board the employee sits.  Before undertaking any of the activities listed above, the employee must notify the Firm of his or her intended outside business activities and obtain approval from the Chief Compliance Officer and the President.

The Compliance Department will maintain a record of all outside business activities, if any, of each employee.  On an annual basis the Compliance Department will review all reported employee outside business activities to confirm they continue to be consistent with the Firm’s business activities and fiduciary duties.  This review may be done as part of the Chief Compliance Officer’s annual report to management (see Section XIX H. of the Procedures, “Annual Review of Compliance Manual”).  The Compliance Department periodically may require all employees, or certain employees, to provide updated information regarding their outside business activities.

X.	RECORDKEEPING

The documentation required pursuant to this Code, including the Restricted Trading List, employee compliance certifications and personal trading reports, and reports or reviews completed by the Compliance Department, will be maintained by the Compliance Department.